Exhibit 99.1

Kamada Announces Preliminary Revenue for Fourth Quarter and Full-Year 2018

Full-Year 2018 Revenue Expected to be Between $113 Million and $115 Million

Anticipated Revenues Exceed Current Revenue Guidance of $102 Million to $108 Million

Expected Full-Year 2018 Total Revenue Would Represent Increase of Between 10% and 12%
Over Full-Year 2017 Revenue

Company Reaffirms Full-Year 2019 Total Revenue Guidance of $125 Million to $130 Million

Rehovot, Israel – January 2, 2019 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company, announced today preliminary and unaudited total revenues for the fourth quarter and full-year 2018.  Total revenue for the fourth quarter of 2018 is expected to be between $46.7 million and $48.7 million.  Total revenue for full-year 2018 is expected to be between $113 million and $115 million.

Kamada’s initial full-year 2018 total revenue guidance of $116 million to $120 million was previously revised to $102 million to $108 million as a result of the now settled labor strike at the Company’s Beit Kama production facility in Israel. The stronger than anticipated results in the fourth quarter of 2018 were primarily driven by Kamada’s ability to expedite release and shipments of GLASSIA® lots to the U.S., as well as increased manufacturing efficiencies.

The anticipated full-year 2018 revenue of $113 million to $115 million would represent an increase of between 10 percent to 12 percent over full-year 2017 total revenues, resulting from increased sales of GLASSIA and the successful U.S. launch of KedRAB®.

“We are extremely pleased with the strength demonstrated in our business following the labor strike we experienced during the summer,” said Amir London, Chief Executive Officer of Kamada.  “Our ability to generate total revenue close to our initial forecast for the year is indicative of our robust operating systems, and our team’s proficiency and dedication following this impactful event. We are also reiterating our previously provided full-year 2019 total revenue guidance of $125 million to $130 million, which would represent another strong year of double-digit percentage growth over anticipated full-year 2018 total revenues.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, it's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017 and was launched in the US during Q1-2018. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as (without limitation) statements regarding Kamada’s updated full-year 2018 total revenue expectation and 2019 total revenue guidance. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of ongoing clinical studies, delays with the studies, additional competition in the markets that Kamada competes, including AAT, regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com